UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2023
[ ] Transition Report on Form 10-K
[ ] Transition Report on From 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

National Western Life Group, Inc.
Full Name of Registrant

1801 N. Mopac Expy Bldg 3
Address of Principal Executive Office (Street and Number)

Austin, Texas 78759
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Western Life Group, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the reasons described below. The Company is working diligently to file its Form 10-Q as soon as possible, but does not expect to be in a position to file the Form 10-Q by the due date of May 10, 2023.

The Company is required to adopt new accounting guidance prescribed by Accounting Standards Update 2018-12 Financial Services - Insurance (Topic 944) - Targeted Improvements to the Accounting for Long-Duration Contracts (“ASU 2018-12”). Adoption of ASU 2018-12 is required as of January 1, 2023. The Company is adopting the requirements of the new standard using the modified retrospective approach for market risk benefits, the liability for future policy benefits, and deferred policy acquisition costs and related balances, such that those balances are adjusted to conform to ASU 2018-12 as of January 1, 2021, the transition date. As a result, comparable prior period results in the Company’s current Form 10-Q will be restated to conform with the requirements of ASU 2018-12.

Additional time is needed for the Company to compile and analyze supporting documentation required by ASU 2018-12 in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the Form 10-Q. The Company expects to file its Quarterly Report, along with the interim financial statements, within the extension period of five calendar days as provided by Rule 12-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian M. Pribyl	(512)	719-2493
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates that as of the transition date of January 1, 2021, its Stockholders’ Equity, restated for the adoption of the requirements of ASU 2018-12, will increase by $205.0 million. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, the Company previously reported Net earnings of $36.2 million or $10.23 per diluted share of Class A Common Stock. The Company currently estimates that for the quarter ended March 31, 2022, restated for the adoption of ASU 2018-12, reported Net earnings will approximate $94.0 million or $26.60 per diluted share of Class A Common Stock.

National Western Life Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2023	/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President,
Chief Financial Officer
and Treasurer